SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of June, 2009

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: COPA HOLDINGS ANNOUNCES TRAFFIC STATISTICS FOR MAY 2009

PRESS RELEASE	CONTACT: Joseph Putaturo – Panamá Director-Investor Relations 011-507-304-2677

COPA HOLDINGS ANNOUNCES TRAFFIC STATISTICS FOR MAY 2009

Panama, June 8, 2009 - Copa Holdings, S.A. (NYSE: CPA), and its Copa Airlines and Aero Republica operating subsidiaries, today released preliminary passenger traffic statistics for May 2009:

Copa Holdings (Consolidated)	May	May	Change
	2009	2008	(%)
ASM (mm) (1)	812.7	700.1	16.1%
RPM (mm) (2)	518.2	527.4	-1.7%
Load Factor (3)	63.8%	75.3%	-11.6 p.p.
Copa Airlines Segment
ASM (mm) (1)	686.9	580.1	18.4%
RPM (mm) (2)	445.6	456.2	-2.3%
Load Factor (3)	64.9%	78.7%	-13.8 p.p.
Aero Republica Segment
ASM (mm) (1)	125.7	120.0	4.8%
RPM (mm) (2)	72.6	71.2	2.1%
Load Factor (3)	57.8%	59.3%	-1.5 p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers.
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized.

For the month of May 2009, Copa Holdings’ system-wide passenger traffic (RPM) decreased 1.7% while capacity (ASM) increased 16.1%.  System load factor for May 2009 was 63.8%, an 11.6 percentage point decrease when compared to May 2008.

Copa Airlines passenger traffic (RPM) for May 2009 decreased 2.3%, while capacity (ASM) increased 18.4%. This resulted in a load factor of 64.9%, a 13.8 percentage point decrease when compared to May 2008.  Monthly passenger traffic was negatively affected as a result of the H1N1 flu crisis, which resulted in lower overall demand for intra-Latin America travel, especially to and from Mexico.   During the month, Copa Airlines reduced capacity to Mexican destinations by approximately 20% by reducing frequencies and down gauging aircraft capacity.  Without these capacity adjustments, year-over-year capacity expansion for the month of May would have been 19.8%.  Preliminary figures for the month of June indicate the situation is normalizing, but will nevertheless affect June load factors and 2Q09 results.

Aero Republica passenger traffic (RPM) for May 2009 increased 2.1%, while capacity (ASM) increased 4.8%.  Load factor for the month was 57.8%, a 1.5 percentage point decrease when compared to May 2008.

On a consolidated basis, and taking into consideration the effect of reduced traffic as a result of the regional H1N1 flu crisis, the Company still expects to come in within its operating margin guidance of 16-18% for full year 2009.

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa Airlines currently offers approximately 144 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines.  Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Aero Republica has direct daily flights to Caracas, Venezuela from Medellin, Colombia.

CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 06/05/2009	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO